UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Chanson International Holding

(Name of Issuer)

Class A ordinary shares, par value $0.001 per share

(Title of Class of Securities)

G2104U107

(CUSIP Number)

September 17, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2104U107

1.	Names of Reporting Persons Zhou Yingjia
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 987,655*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 987,655*
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 987,655*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3%**
12.	Type of Reporting Person IN

*	Represents 987,655 Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), that are held by Zhou Yingjia as of the date hereof.

Zhou Yingjia also holds 987,655 common warrants (“Common Warrants”) to purchase 987,655 Class A Ordinary Shares at an exercise price of $0.972 per share. The Common Warrants are subject to an exercise limitation that prohibits the holder from exercising any portion of the Common Warrants to the extent that the holder, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, would own more than 4.99% of the number of Class A Ordinary Shares outstanding immediately after exercise (the “Beneficial Ownership Limitation”); provided that a holder, upon notice to the issuer and effective on the 61st day after the date such notice is delivered to the issuer, may increase the Beneficial Ownership Limitation.

**

Percentage of class is calculated based on 15,735,570 Class A Ordinary Shares outstanding as of the date hereof. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage excludes an aggregate of 987,655 Class A Ordinary Shares issuable to Zhou Yingjia upon the exercise of the Common Warrants described above due to the Beneficial Ownership Limitation described above.

CUSIP No. G2104U107

ITEM 1.

(a) Name of Issuer: Chanson International Holding

(b) Address of Issuer’s Principal Executive Offices: B9 Xinjiang Chuangbo Zhigu Industrial Park, No. 100 Guangyuan Road, Shuimogou District, Urumqi, Xinjiang, China 830017

ITEM 2.

2(a) Name of Person Filing:

Zhou Yingjia

2(b) Address of Principal Business Office, or if None, Residence:

28F, Block A, Yuan Zhong Hua Yuan, 6 Yuan Ling Si Street, Fu Tian District, Shenzhen City, Guangdong Province, China 518000

2(c) Citizenship:

China

2(d) Title of Class of Securities:

Class A ordinary shares, par value $0.001 per share

2(e) CUSIP Number:

G2104U107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G2104U107

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G2104U107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2024

By:	/s/ Zhou Yingjia
Name:	Zhou Yingjia

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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